Exhibit (n)(6)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form N-2 and related Prospectus of FS KKR Capital Corp. of our report dated March 19, 2019, relating to the consolidated financial statements of FS KKR Capital Corp. II (formerly known as FS Investment Corporation II), appearing in the Registration Statement on Form N-2 and related prospectus of FS KKR Capital Corp.

As discussed in Note 3 to the financial statements, the 2018 financial statements have been restated to reflect a reverse stock split. We have not audited the adjustments to the 2018 financial statements to retrospectively restate the Company’s disclosures about share and per-share information for the year ended December 31, 2018, as described in Note 3.

We also consent to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in such Prospectus.

/s/ RSM US LLP

Blue Bell, Pennsylvania

October 4, 2021